[LOGO]	Constellation Brands, Inc.
Constellation	207 High Point Drive, Building 100
Victor, New York 14564
phone 585.678.7100
fax 585.678.7103
www.cbrands.com

June 24, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Attention:  John Reynolds, Assistant Director

Re:	Securities and Exchange Commission Comment Letter dated June 10, 2010, with regard to:
Constellation Brands, Inc.
Form 10-K for Fiscal Year Ended February 28, 2010 (the “Filing”)
Filed April 29, 2010
File No. 001-08495

Dear Mr. Reynolds:

The responses of Constellation Brands, Inc. (the “Company”) to the comments of the staff contained in your letter dated June 10, 2010, are set forth below.  For the convenience of the staff, the Company has formatted this letter such that the Company repeats, in the same numbered order contained in your letter, each comment with the Company’s response immediately following the numbered comment.

In connection with responding to the staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25

1.	We are unable to locate the disclosures required by Item 303(a)(4) of Regulation S-K. Please advise.

Company Response: The Company respectfully advises the staff that for the fiscal year ended February 28, 2010, it did not have any off-balance sheet arrangements that either had or were reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  In future filings of its Annual Report on Form 10-K, the Company undertakes to either state expressly that the Company did not have any off-balance sheet arrangements that either had or were reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors or, in the alternative, to provide all disclosures required by Item 303(a)(4) of Regulation S-K.

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Exhibits

2.
We note that your credit agreement filed as Exhibits 4.11 and 10.32 do not include the schedules and exhibits referenced on the agreement’s index page.  Please file this credit agreement in its entirety with all schedules and exhibits in your next periodic report as required by Item 601(b)(10) of Regulation S-K, or advise.

Company Response:  The Company will file in its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2010, which Form 10-Q is due on or before July 12, 2010, a copy of the specified credit agreement in its entirety with all schedules and exhibits.  Given the number of schedules and exhibits and the timeframe for the Company's response to this letter, to the extent that any schedules or exhibits to such credit agreement contain confidential information, the Company reserves the right to redact such confidential information therefrom and request confidential treatment therefor.

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If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 678-7446 or Greg Belemjian at (585) 678-7136.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Robert Ryder

Robert Ryder
Executive Vice President and
Chief Financial Officer

Cc:       Members of the Audit Committee of the Board of Directors of Constellation Brands, Inc.
KPMG LLP

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